Exhibit 4.12

FINAL PAYOFF AGREEMENT

TO THE PROMISSORY NOTE DATED SEPTEMBER 19, 2018

THIS FINAL PAYOFF AGREEMENT TO THE PROMISSORY NOTE DATED SEPTEMBER 19, 2018 (“Agreement”) is made and entered into as of this May 18, 2021, by and between BIOLARGO, INC., a Delaware corporation (“Issuer”), and CHAPPY BEAN, LLC (the “Holder”), with respect to the following:

WHEREAS, Issuer issued to Holder a 12% Promissory Note dated September 19, 2018 in the original principal amount of $120,000, instrument number 33149 (the “Original Note”), as consideration for $120,000 cash received from Holder on such date, due in three months;

WHEREAS, the maturity date of the Original Note having been extended multiple times, on August 16, 2019, pursuant to a Second Amendment, a cash payment outstanding interest and partial principal was made, and the Original Note was amended and restated to a note convertible into Issuer’s common stock at $0.17 a share that matures August 16, 2020, with a principal balance of $75,000, incurring interest at 5% annual rate (the “Note”);

WHEREAS, on August 10, 2020, Issuer made a $25,000 cash payment of principal, and Holder agreed to extend the maturity date to August 16, 2021; and

WHEREAS, Holder desires to convert the outstanding principal and interest due on the Note into equity of the Issuer.

Now, therefore, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.    Acknowledgment of Principal and Interest Due. The Parties each acknowledge and agree that as of May 18, 2021, (i) $50,000 in principal remains outstanding on the Note, and (ii) $5,622.05 in accrued and unpaid interest is outstanding on the Note. (Interest calculation on Schedule A attached.)

2.    Conversion. Holder hereby agrees and requests to convert the outstanding principal and interest into an aggregate 327,189 shares of Issuer’s common stock, at a conversion rate of $0.17 per share, as set forth in Section 4 of the Note. Of the 327,189 shares issued, 294,118 are issued for principal, and 33,071 for interest.

3.    Issuer agrees to promptly issue the shares without restrictive legend, and to provide a legal opinion for reliance by Issuer’s transfer agent and Holder’s securities broker.

4.    Cancellation of Note. Holder agrees that the Note, and every amendment hereto, is hereby cancelled and terminated effective the issuance of the shares in Holder’s name on the records of Issuer’s transfer agent, American Stock Transfer & Trust. The cancellation of the Note does not affect the validity of prior issued warrants.

5.    Representations of Holder. Holder represents and warrants to Issuer that it remains the holder of the Note, and has not transferred, sold or hypothecated the Note in any manner whatsoever.

6.    Miscellaneous.

(a)    Entire Agreement. The Agreement embodies the entire understanding between the parties hereto with respect to its subject matter and can be changed only by an instrument in writing signed by the parties hereto.

(b)    Counterparts. This Amendment may be executed in one or more counterparts, including the transmission of counterparts by facsimile or electronic mail, each of which shall be deemed an original but all of which, taken together, shall constitute one in the same Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Final Payment Agreement to the Promissory Note dated September 19, 2018 as of the day and year first-above written.

/s/Dennis P. Calvert	/s/Jaren Johnson

Dennis P. Calvert	Jaren Johnson
BioLargo, Inc.	Chappy Bean, LLC
Chief Executive Officer	VP and General Counsel
Date signed: May 18, 2021	Date signed: May 18, 2021

Schedule A

Interest Calculation

principal	$75,000.00
rate	5%
daily interest	$10.2739726
truncated	$10.27
start date	8/16/2019
end date	8/10/2020
days	360
interest due	$3,697.20
principal	$50,000.00
rate	5%
daily interest	$6.8493151
truncated	$6.85
start date	8/10/2020
end date	5/18/2021
days	281
interest due	$1,924.85
TOTAL	$5,622.05